UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                          REPORT FOR PERIOD
CSW International, Inc.                                 October 1, 2002 to
Columbus, Ohio 43215                                     December 31, 2002


File No.  070-9091                                     PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 27th day of February, 2003.

                                                  CSW Energy, Inc.
                                           CSW International, Inc.

                                                /s/ Armando Pena
                                              --------------------
                                                      Armando Pena
                                                         Treasurer

                                                                       Exhibit A

                                CSW Energy, Inc.
                                 Balance Sheet
                               December 31, 2002
                                  (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                          $14,959
   Accounts receivable                                                  9,442
   Accrued tax benefit                                                  7,740
   Prepaid expenses                                                     4,614
                                                                  ------------

              Total current assets                                     36,755


Investments In and Advances to Energy Projects                        163,831

Notes Receivable - Affiliate                                           87,223

Assets Held for Sale                                                   15,324

Other Assets
  Construction in progress and project development costs                1,473
  Property, Plant, and Equipment, net                                 115,038
  Other - net                                                           5,011
                                                                  ------------

              Total other assets                                      121,522
                                                                  ------------

                 Total assets                                        $424,655
                                                                  ============


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                    $2,990
   Accrued liabilities and other                                        3,108
                                                                  ------------

              Total current liabilities                                 6,098

Notes Payable - Affiliate                                             330,315

Deferred Income Taxes                                                   7,598

Other                                                                  18,741
                                                                  ------------

              Total liabilities                                       362,752


Minority Interest                                                        (330)

Liabilities Held for Sale                                              11,763

Shareholder's Equity
   Common stock                                                             1
   Additional paid-in-capital                                         101,857
   Accumulated retained earnings                                      (51,388)
                                                                  ------------

              Total shareholder's equity                               50,470
                                                                  ------------

                 Total liabilities and shareholder's equity          $424,655
                                                                  ============

                                                                     Exhibit B

                            CSW International, Inc.
                          Consolidated Balance Sheet
                              December 31, 2002
                                  (Unaudited)
                                   ($000's)

ASSETS

Fixed Assets                                                           $ 1,571

Current Assets
        Cash and cash equivalents                                        1,830
        Accounts receivable                                              3,848
                                                                   ------------
              Total Current Assets                                       5,678

Other Assets
        Advances to affiliates                                          85,560
        Equity investments and other                                     1,143
        Deferred tax benefit                                            92,567
                                                                   ------------
              Total Other Assets                                       179,270

              Total Assets                                           $ 186,519
                                                                   ============

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                       $ 1
        Paid-in capital                                                146,077
        Retained earnings                                             (124,069)
                                                                   ------------
              Total Capitalization                                      22,009

Current Liabilities
        Accounts payable                                                53,387
        Advances from affiliates                                       103,412
                                                                   ------------
              Total Current Liabilities                                156,799

Other Deferred Credits                                                   7,711
                                                                   ------------


              Total Capitalization and Liabilities                   $ 186,519
                                                                   ============

                                                                  Exhibit C


                                   CSW Energy, Inc.
                                  Statement of Income
                     For the Twelve Months Ended December 31, 2002
                                      (Unaudited)
                                       ($000's)

                                                                  2002

OPERATING REVENUE:
             Electric revenues                                      $ 3,782
             Thermal revenues                                        22,304
             Equity in Income from energy projects                   10,262
             Operating and mantenance contract services              16,110
             Other                                                      845
                                                               -------------
                         Total operating revenue                     53,303


OPERATING EXPENSES:
             Fuel                                                     3,727
             Operating, maintnance and supplies                      17,988
             Depreciation and amortization                           12,917
             Salaries, wages and benefits                            11,221
             General and administrative                              22,030
                                                               -------------
                         Total operating expenses                    67,883

INCOME FROM OPERATIONS                                              (14,580)

OTHER INCOME (EXPENSE)
             Interest income                                          5,743
             Interest expense                                       (10,426)
             Provision for asset impairments                        (11,876)
             Other, net                                              (3,064)
                                                               -------------
                         Total other (expense)                      (19,623)

INCOME  BEFORE INCOME TAXES                                         (34,203)

PROVISION  FOR INCOME TAXES                                         (23,170)
                                                               -------------

INCOME  BEFORE DISCONTINUED OPERATIONS                              (11,033)

DISCONTINUED OPERATIONS                                            (155,960)
                                                               -------------

              NET INCOME                                         $ (166,993)
                                                               =============

                                                                    Exhibit D

                                CSW International, Inc.
                                  Statement of Income
                     For the Twelve Months Ended December 31, 2002
                                      (Unaudited)
                                        ($000's)




   Operating Revenues - Equity Losses                                 $ (2,040)


   Operating Expenses
      General and administrative                                         7,437
                                                                ---------------

   Operating Income                                                     (9,477)
                                                                ---------------

   Other Income and (Deductions)
      Investment income                                                  1,285
      Unrealized gain on derivatives                                   (33,501)
      Provision for investment value impairment losses                (244,660)
      Interest income                                                    3,783
      Interest expense                                                  (1,575)
                                                                ---------------
                                                                      (274,668)
                                                                ---------------
   Income Before Income Taxes                                         (284,145)
                                                                ---------------

   Provision for Income Taxes                                          (81,922)
                                                                ---------------

   Net Income before Discontinued Operations and
      Cumulative Effect of Accounting Change                         (202,223)

   Discontinued Operations                                              81,997

   Cumulative Effect of Accounting Change                              323,000
                                                                ---------------

   Net Income                                                       $ (443,226)
                                                                ===============


   In July 2002 CSW International, Inc. sold SEEBOARD plc, an indirect wholly owned subsidiary. Results of operations related to assets sold are presented above in Discontinued Operations.

   In addition, CSW International, Inc. recognized a $323 million loss for SEEBOARD plc as a Cumulative Effect of Accounting Change in conjunction with the adoption of SFAS 142.

   In December 2002, CSW International, Inc. recognized impairments to its equity investments in Vale and the South Coast project, which are reflected above in the Provisions for investment value impairment losses.


CSW Energy, Inc. and CSW International, Inc.                         Exhibit E
INTERCOMPANY SERVICE TRANSACTIONS
For the Quarter Ended December 31, 2002





                        Associate              Associate                                                          Compensation
                         Company                Company               Receiving         Receiving    Types of     Received for
  Reporting             Providing              Receiving               Company           Company     Services       Services
   Company              Services                Services                Owner          Location      Rendered       ($000's)
-----------------  ---------------------  ---------------------   ------------------   ----------  -------------  --------------


CSW Energy, Inc.    Industry and Energy    Eastex Cogeneration     CSW Energy, Inc.       Texas      Engineering     $ 121
                      Associates LLC       Limited Partnership
